

August 13, 2015

VIA E-mail
Mr. Roland Sackers
Manager Director and
    Chief Financial Officer
Qiagen N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands

Re: Qiagen N.V.
Form 20-F for Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 000-28564

Dear Mr. Sackers:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 20-F for the Year Ended December 31, 2014

Notes to the Consolidated Financial Statements
Note 16. Income Taxes page F-34

1. Please provide us proposed disclosure to be included in future periodic reports that details what the line item tax impact from tax exempt income represents in your rate reconciliation and what countries it relates to.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen Torney, Senior Staff Accountant, at (202) 551-3652 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3474.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Accounting Branch Chief